SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

NutriSystem, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

67069D108
(CUSIP Number)

Marc Weingarten and David E. Rosewater Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 4, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 16 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67069D108	SCHEDULE 13D/A	Page 2 of 16 Pages

1	NAME OF REPORTING PERSON Clinton Spotlight Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 841,767 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 841,767 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 841,767 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 67069D108	SCHEDULE 13D/A	Page 3 of 16 Pages

1	NAME OF REPORTING PERSON Clinton Magnolia Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 67069D108	SCHEDULE 13D/A	Page 4 of 16 Pages

1	NAME OF REPORTING PERSON Clinton Relational Opportunity Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 433,563 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 433,563 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 433,563 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 67069D108	SCHEDULE 13D/A	Page 5 of 16 Pages

1	NAME OF REPORTING PERSON Clinton Relational Opportunity, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 433,563 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 433,563 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 433,563 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 67069D108	SCHEDULE 13D/A	Page 6 of 16 Pages

1	NAME OF REPORTING PERSON Clinton Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,462,024 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,462,024 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,462,024 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 67069D108	SCHEDULE 13D/A	Page 7 of 16 Pages

1	NAME OF REPORTING PERSON George E. Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,462,024 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,462,024 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,462,024 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 67069D108	SCHEDULE 13D/A	Page 8 of 16 Pages

This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on September 30, 2013 (the "Original Schedule 13D" and together with this Amendment No. 1, the "Schedule 13D") with respect to the common stock, par value $0.001 per share (the "Common Stock"), of NutriSystem, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D. This Amendment No. 1 amends Items 3, 5 and 6 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons used approximately $21,464,000 (including brokerage commissions) in the aggregate to purchase the Common Stock reported in this Schedule 13D.

The source of the funds used to acquire the Common Stock reported herein is the working capital of SPOT, CMAG and CREL for the shares of Common Stock held by each of them, and margin borrowings described in the following sentence. Such shares of Common Stock are held by the Reporting Persons in commingled margin accounts, which may extend margin credit to the Reporting Persons from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Stock reported herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) – (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 1,462,024 shares of Common Stock, constituting approximately 5.1% of the Issuer’s currently outstanding Common Stock. The aggregate number and percentage of shares of Common Stock reported herein are based upon the 28,721,799 shares of Common Stock outstanding as of July 30, 2013, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended June 30, 2013, filed with the Securities and Exchange Commission on August 6, 2013.

(i)	SPOT:
	(a)	As of the date hereof, SPOT may be deemed the beneficial owner of 841,767 shares of Common Stock.
Percentage: Approximately 2.9% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 841,767 shares of Common Stock.
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 841,767 shares of Common Stock.

CUSIP No. 67069D108	SCHEDULE 13D/A	Page 9 of 16 Pages

(ii)	CMAG:
	(a)	As of the date hereof, CMAG may be deemed the beneficial owner of 9,000 shares of Common Stock.
Percentage: Approximately 0.0% as of the date hereof.
	(b):	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 9,000 shares of Common Stock.
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 9,000 shares of Common Stock.

(iii)	CREL:
	(a)	As of the date hereof, CREL may be deemed the beneficial owner of 433,563 shares of Common Stock.
Percentage: Approximately 1.5% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 433,563 shares of Common Stock.
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition 433,563 shares of Common Stock.

(iv)	CRO:
	(a)	As of the date hereof, CRO may be deemed the beneficial owner of 433,563 shares of Common Stock.
Percentage: Approximately 1.5% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 433,563 shares of Common Stock.
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition 433,563 shares of Common Stock.

(v)	CGI:
	(a)	As of the date hereof, CGI may be deemed the beneficial owner of 1,462,024 shares of Common Stock.
Percentage: Approximately 5.1% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,462,024 shares of Common Stock.
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,462,024 shares of Common Stock.

CUSIP No. 67069D108	SCHEDULE 13D/A	Page 10 of 16 Pages

(vi)	Mr. Hall:
	(a)	As of the date hereof, Mr. Hall may be deemed the beneficial owner of 1,462,024 shares of Common Stock.
Percentage: Approximately 5.1% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,462,024 shares of Common Stock.
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,462,024 shares of Common Stock.

(b) By virtue of investment management agreements with SPOT and CMAG, its ownership of CRO and a sub-advisory agreement governing a portion of a mutual fund portfolio ("CASF") that beneficially owns 177,694 shares of Common Stock, CGI has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 1,462,024 shares of Common Stock beneficially owned by SPOT, CMAG, CREL and CASF. By virtue of his direct and indirect control of CGI, Mr. Hall is deemed to have shared voting power and shared dispositive power with respect to all Common Stock as to which CGI has voting power or dispositive power.

(c) Information concerning transactions in the Common Stock effected by the Reporting Persons since the filing of the Original Schedule 13D or since sixty days prior to the filing of the Original Schedule 13D, as applicable, is set forth in Appendix B hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Clinton is currently party to option contracts on 1,600,100 shares of Common Stock with strike prices ranging from $14.00 to $21.00 and expiration dates ranging from November 16, 2013 to December 21, 2013.

Other than the options described in this Item 6 or as otherwise disclosed in the Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to securities of the Issuer.

CUSIP No. 67069D108	SCHEDULE 13D/A	Page 11 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 6, 2013

CLINTON SPOTLIGHT MASTER FUND, L.P.
By: Clinton Group, Inc., its investment manager

/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer
CLINTON MAGNOLIA MASTER FUND, LTD. By: Clinton Group, Inc., its investment manager
/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

CLINTON RELATIONAL OPPORTUNITY MASTER FUND, L.P. By: Clinton Relational Opportunity, LLC, its investment manager
/s/ John Hall
Name: John Hall
Title: Authorized Signatory

CLINTON RELATIONAL OPPORTUNITY, LLC

/s/ John Hall
Name: John Hall
Title: Authorized Signatory

CLINTON GROUP, INC.
/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

CUSIP No. 67069D108	SCHEDULE 13D/A	Page 12 of 16 Pages

/s/ George E. Hall
George E. Hall

CUSIP No. 67069D108	SCHEDULE 13D/A	Page 13 of 16 Pages

Appendix B

TRANSACTIONS IN THE ISSUER'S SHARES OF COMMON STOCK

BY THE REPORTING PERSONS

The following table sets forth all transactions with respect to the shares of Common Stock effected since the filing of the Original Schedule 13D or since sixty days prior to the filing of the Original Schedule 13D, as applicable, by any of the Reporting Persons. Except as otherwise noted, all such transactions in the table were effected in the open market through a broker.

SPOT

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
9/30/2013	8,000	14.3762
10/1/2013	15,000	14.8115
10/2/2013	852	15.01
10/2/2013	15,000	15
10/4/2013	4,000	14.9878
10/4/2013	4,000	15.0599
10/7/2013	3,000	14.688
10/7/2013	8,580	14.7418
10/7/2013	3,000	14.7566
10/11/2013	4,680	14.8082
10/11/2013	6,000	14.8352
10/14/2013	5,000	14.9566
10/15/2013	3,000	15.0624
10/15/2013	4,000	15.0198
10/15/2013	2,000	15.0062
10/16/2013	5,000	15.2025
10/16/2013	5,000	15.2098
10/16/2013	7,500	15.04
10/17/2013	8,000	15.2705
10/18/2013	(73,200)	14
10/18/2013	(16,403)	15.49
10/18/2013	(32,500)	15
10/18/2013	3,000	15.518
10/18/2013	3,000	15.5588
10/21/2013	6,000	15.4799
10/22/2013	10,000	15.631
10/23/2013	(21,000)	15.56
10/23/2013	6,500	15.6188
10/24/2013	2,750	15.8092
10/24/2013	8,760	15.8912
10/28/2013	5,000	15.6137
10/28/2013	5,000	15.5524
10/28/2013	2,500	15.5178
10/28/2013	3,200	16.939
10/29/2013	10,700	17.0446

CUSIP No. 67069D108	SCHEDULE 13D/A	Page 14 of 16 Pages

10/29/2013	30,000	17.8914
10/30/2013	33,720	18.5805
10/30/2013	66	18.2
10/31/2013	8,900	18.1963
11/1/2013	15,000	12
11/1/2013	49,200	13
11/1/2013	6,000	15
11/1/2013	240	18.9475
11/1/2013	(2,500)	15
11/4/2013	6,000	20.396
11/4/2013	(1,306)	19.6577
11/4/2013	9,000	19.9589
11/4/2013	13,800	16
11/4/2013	(217,600)	19
11/4/2013	(8,500)	16
11/5/2013	6,000	20.2288
11/5/2013	31,800	20.1357
11/5/2013	60,000	20.0701

CMAG

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
9/30/2013	4,000	14.3762
10/4/2013	2,500	14.9878
10/4/2013	2,500	15.0599
10/14/2013	1,000	14.9566
10/15/2013	1,000	15.0624
10/15/2013	2,500	15.0198
10/15/2013	1,250	15.0062
10/18/2013	(37,597)	15.49
10/23/2013	35,000	15.56
11/4/2013	(26,000)	19

CREL

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
9/30/2013	4,000	14.3762
10/1/2013	10,000	14.8115
10/2/2013	568	15.01
10/2/2013	10,000	15
10/4/2013	3,500	14.9878
10/4/2013	3,500	15.0599
10/7/2013	2,000	14.688
10/7/2013	5,720	14.7418
10/7/2013	2,000	14.7566
10/11/2013	3,120	14.8082
10/11/2013	4,000	14.8352
10/14/2013	3,000	14.9566
10/15/2013	1,000	15.0624
10/15/2013	3,500	15.0198

CUSIP No. 67069D108	SCHEDULE 13D/A	Page 15 of 16 Pages

10/15/2013	1,750	15.0062
10/16/2013	4,000	15.2025
10/16/2013	4,000	15.2098
10/16/2013	5,000	15.04
10/17/2013	5,000	15.2705
10/18/2013	(48,800)	14
10/18/2013	(12,000)	15.49
10/18/2013	(21,600)	15
10/18/2013	2,000	15.518
10/18/2013	2,000	15.5588
10/21/2013	4,000	15.4799
10/22/2013	8,000	15.631
10/23/2013	(14,000)	15.56
10/23/2013	5,200	15.6188
10/24/2013	2,200	15.8092
10/24/2013	5,840	15.8912
10/28/2013	5,000	15.6137
10/28/2013	4,000	15.5524
10/28/2013	2,000	15.5178
10/28/2013	2,000	16.939
10/29/2013	8,560	17.0446
10/29/2013	24,000	17.8914
10/29/2013	(78,800)	15
10/29/2013	(700)	14
10/30/2013	22,480	18.5805
10/30/2013	44	18.2
10/30/2013	(3,500)	15
10/31/2013	8,900	18.1963
11/1/2013	10,000	12
11/1/2013	32,800	13
11/1/2013	4,000	15
11/1/2013	160	18.9475
11/4/2013	4,800	20.396
11/4/2013	(1,044)	19.6577
11/4/2013	7,200	19.9589
11/4/2013	1,200	20.396
11/4/2013	1,800	19.9589
11/4/2013	9,200	16
11/4/2013	(119,700)	19
11/4/2013	(8,800)	16
11/5/2013	4,000	20.2288
11/5/2013	21,200	20.1357
11/5/2013	40,000	20.0701

CUSIP No. 67069D108	SCHEDULE 13D/A	Page 16 of 16 Pages

CASF

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
8/1/2013	1,000	12.744
8/1/2013	500	12.7382
8/5/2013	1,000	12.2837

8/7/2013	1,000	12.3514
8/7/2013	500	12.3375
8/8/2013	500	12.4785
8/14/2013	4,000	13.0318
8/21/2013	1,997	12.6
8/21/2013	23,900	12.5867
9/23/2013	1,650	13.882
9/23/2013	350	13.8847
9/30/2013	4,000	14.3762
10/14/2013	1,000	14.9566
10/16/2013	1,000	15.2025
10/16/2013	1,000	15.2098
10/17/2013	2,000	15.2705
10/22/2013	2,000	15.631
10/23/2013	1,300	15.6188
10/24/2013	550	15.8092
10/28/2013	1,000	15.5524
10/28/2013	500	15.5178
10/29/2013	2,140	17.0446
10/29/2013	6,000	17.8914
11/4/2013	(262)	19.6577
11/4/2013	(3,900)	16